UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

We previously filed a current report on Form 6-K with the U.S. Securities and Exchange Commission on May 21, 2019 (the “Original 6-K”) in which we stated that as a result of Mr. Zhentao Jiang’s resignation as director and Chairman of the Board of Directors of AGM Group Holdings Inc. (the “Company”), 7,400,000 shares of the Class B ordinary shares of the Company (representing a total of 37,000,000 votes) beneficially held by Mr. Jiang shall be cancelled according to the Company’s Amended and Restated Memorandum and Articles. We hereby amend the Original 6-K to correct and clarify that as a result of Mr. Zhentao Jiang’s resignation, only 2,400,000 shares of the Class B ordinary shares of the Company (representing a total of 12,000,000 votes) held by Mr. Jiang shall be cancelled. The voting and dispositive rights to the 5,000,000 Class B ordinary shares of the Company (representing 25,000,000 votes) owned by Firebull Holdings Limited shall not be cancelled following Mr. Jiang’s resignation and are transferred to Wenjie Tang, Chief Executive Officer of the Company and a shareholder of Firebull Holdings Limited. A copy of the shareholders resolution of Firebull Holdings Limited in connection with the transfer of 5,000,000 Class B ordinary shares of the Company is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Unanimous Written Consent of Shareholders in Lieu of a Meeting of Firebull Holdings Limited dated June 17, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2019	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director

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